January 8, 2013

VIA ELECTRONIC TRANSMISSION

Mr. Chad Eskildsen

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Response to Staff Comments Regarding Wegener Adaptive Growth Fund June 2012 Annual Report (File Nos. 333-21860; 811-132055)

Dear Mr. Eskildsen:

This correspondence is submitted in response to the Staff's comments received on October 23, 2012 related to the June 30, 2012 annual report ("Annual Report") for the Wegener Investment Trust on behalf of the Wegener Adaptive Growth Fund (the “Registrant” or the “Fund”).  We have included a summary of each of the comments and our responses thereto.

Comment 1. In the “Recent Performance” discussion section of the Annual Report, the following sentence was included: “The drag from market exposure adjustments were primary short term “whipsaws”.” The SEC believes that such language is unclear. The SEC has requested that Management’s discussion of Fund performance be clearer, and that the Adviser confirm that such disclosures will be clearer in the future.

Response: The Registrant confirms that such disclosures will be clearer in the future.

Comment 2. Please explain why no mention of the heavy sector weighting in the Financial and Health Care sectors was made in the Prospectus Risk Disclosures and Strategy sections, given that the Portfolio Illustration chart in the Annual Report indicates that the Fund’s holdings in both the Financial and Health Care sectors exceed 25% of the Fund’s total assets.

Response: The Registrant will file a supplement to the November 1, 2012 Prospectus to provide Sector Risk disclosures.

Comment 3. In the Statement of Assets and Liabilities in the Annual Report, mention was made of a $21,509 receivable. Please respond to the following:

a. Please confirm that this receivable was related to the reimbursement agreement between the Fund and the Adviser

b. Please indicate when payment was made by the Adviser for this receivable

c. Please confirm that waiver amounts are paid at the same interval as payments to the Adviser

Response: The Registrant confirms that the receivable was from the reimbursement agreement between the Fund and the Advisor. The receivable was paid on 8/16/2012.  The Advisor fee is used to pay any receivables directly, without going through the Advisor.  Any advisory fee generated above the waiver amount is paid out to the Advisor at the same time the advisor is covering the waiver payment, because the Fund’s transfer agent handles both of those transactions together at the instruction of the Advisor.

Comment 4. Please explain why the Response to “Item 2. Code of Ethics” in the Annual Report was “Not Applicable”.

Response: Our initial annual report in the summer of 2007 contained the correct response (http://www.sec.gov/Archives/edgar/data/1353288/000116204407000536/wegenerncsr.htm). Starting in 2008, the semi-annual reporting format was inadvertently being used for the annual report. However, in that time there have been no policy changes or waivers to report. In the future we will update this section as it is required.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3265.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser